

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

John F. Gavin
Chief Financial Officer
ACACIA COMMUNICATIONS, INC.
Three Mill and Main Place, Suite 400
Maynard, MA 01754

   Re: ACACIA COMMUNICATIONS, INC.
     Form 10-Q for the quarter ended September 30, 2019
     Exhibit Nos. 10.1, 10.2, and 10.3
     Filed October 30, 2019
     File No. 001-37771

Dear Mr. Gavin:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance